Mail Stop 6010
Via Facsimile and U.S. Mail

March 13, 2007

Mr. James Hayward
Chief Executive Officer
Applied DNA Sciences, Inc.
25 Health Sciences Drive, Suite 113
Stony Brook, NY 10532

>   **Re: Applied DNA Sciences, Inc.**
>   **Amendment No. 8 to Registration Statement on Form SB-2**
>   **Filed November 13, 2006**
>   **File No. 333-122848**

Dear Mr. Hayward:

We have reviewed your filings and most recent response letter furnished via EDGAR on March 6, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 8 to Registration Statement on Form SB-2

General

1.   Prior to requesting acceleration for effectiveness, please refer to Item 310(g) of Regulation S-B and amend your registration statement on Form SB-2 to provide updated financial statements.

Notes to Condensed Consolidated Financial Information

Note I – Restatement of Quarterly Financial Statements, page F-45

2.   We acknowledge your proposed revisions in response to comment 2 as well as the supplemental tabular restatement information that you have presented for the three and nine months ended June 30, 2006 and for the period from inception through June 30, 2006. Please provide us with the clarifying information that follows and revise the disclosure in your filing accordingly.

- It appears based on your narrative in adjustment (b) of $390,000 you should be reducing selling, general, and administrative expenses. Clarify why the error occurred and the nature of the correction. Also, please clarify where the other side of the entry is recorded.

- Based on the explanation provided in footnote (c), it is unclear why you recorded a $1,156,698 increase to "net gain (loss) in fair value of debt derivative and warrant liability." If you recorded a derivative liability for warrants initially valued at $933,117 that you should have valued at $2,089,814, it appears that you would have incurred additional expense when you entered into the related financing transaction. Please tell us why you appear to have recorded income in correcting this error. Additionally, please revise footnote (c) to clarify the relationship between this error and the numerous financing transactions in "Note C" and tell us why you restated your June 30, 2006 Form 10-QSB to correct this error.

- Based on the explanation provided in footnote (e), it is unclear why you recorded a net increase of $2,284,764 to your net income for the nine months ended June 30, 2006. According to the information in the table following footnote (e), you "undervalued" certain of the warrants issued to non-employees in connection with various financing transactions during your fiscal year ended September 30, 2005; it appears that correcting the related error would result in additional expense. Please also tell us why you appear to have restated your June 30, 2006 10-QSB rather than your September 30, 2005 Form 10-KSB to correct this error. Finally, please clarify what the $6,640,706 and $10,058,055 adjustments to other income (expense) represent since it is not apparent from the narrative discussion in footnote (e).

- Please tell us where you recorded the $5,838,514 reduction to interest referenced in footnote (f). Please also clarify for us whether or not you should include a corresponding adjustment in your statements of operations for the three and nine months ended June 30, 2006.

- Please refer to the table in footnote (g) and clarify how the $1,584,614 relates to footnote (a). Please also clarify why the reclass was an "error."

- Please address comment 2, bullet point 4 of our January 25, 2007 letter relating to the $1,365,000 error, as it is unclear how you have done so within the context of the proposed revisions and supplemental tabular disclosure that you have provided.

- The $276,090 adjustment in your statement of cash flows does not appear to relate to footnote (k). Please clarify.

- Clarify where you recorded the offsetting adjustment to the $1,846,500 in footnote (k). Please also clarify where you recorded this adjustment in your statement of operations.

3.   It does not appear that you have addressed comment 2 of our January 25, 2007 letter in relation to the three and nine month periods ended June 30, 2005. As you present restatement information for those periods on pages F-48 through F-50 of your Form SB-2/A filed on November 13, 2006, we request that you present revised disclosure for Note J in a manner consistent with that you have provided for Note I.

4.   We acknowledge your supplemental response to comment 4 and substantially reissue our comment. Please provide us with a detailed analysis or calculation of each correction that aggregates to the $23.1 million adjustment for the nine months ended June 30, 2005, as well as information regarding the various financing transactions affected by this adjustment. Additionally, it remains unclear why you charged the $23.1 million warrant liability to interest expense; please clarify your accounting treatment in the context of EITF No. 00-19.

5.   Please ensure that we can clearly relate the information that you have provided regarding the $23.1 million adjustment for the nine months ended June 30, 2005 to the revised tabular restatement disclosure that we have requested in this letter.

6.   Please confirm that you will timely amend your June 30, 2006 Form 10-QSB to reflect the revised restatement information that you ultimately present in your Form SB-2 at the conclusion of our related comment process.

Notes to (Audited) Consolidated Financial Statements (Restated)

Note M – Restatement of Financial Statements, page F-91

7.   Refer to adjustment (a) and include a cross-reference to the statement of operations adjustment that you reference in footnote (d).

8.   Refer to adjustment (b) and clarify where you recorded the $13,673,574 adjustment to interest expense.

9.   We refer to adjustment (c). We do not see the $1,365,000 increase in selling, general, and administrative expenses on your statement of operations. Please cross-reference to adjustment (d) to clarify where you recorded this adjustment. Please also clarify why you recorded a $924,086 reduction to interest expense and tell us where you presented that amount on your statement of operations.

10.   We acknowledge your proposed revisions in response to comment 5 as well as the supplemental tabular restatement information that you have presented for the two years ended September 30, 2005 and for the period from inception to September 30, 2005. We refer you to footnote (e) and request that you revise your disclosure to incorporate any additional information that results from your response to comment 4 of this letter. Additionally, please provide us with a detailed analysis or calculation of the $16.7 million gain you recorded for the nine months ended September 30, 2005. Clarify how you reflected this adjustment on your balance sheet.

11.   Please confirm that you will timely amend your September 30, 2005 Form 10-KSB to reflect the revised restatement information that you ultimately present in your Form SB-2 at the conclusion of our related comment process.

*   *   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Staff Attorney, at (202) 551-3682 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Joe Daniels, Esq.
     Fulbright & Jaworski LLP
     666 Fifth Avenue, 31st Floor
     New York, NY 10103-3198